July 2, 2009

VIA EDGAR

Ms. Sheila Stout

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Marshall Funds, Inc. (File Nos. 033-48907 and 811-58433)

Dear Ms. Stout:

This letter is in response to your comments provided telephonically to the undersigned on June 18, 2009 regarding the preliminary proxy statement (the “Proxy Statement”) for Marshall Funds, Inc. (the “Corporation”) and its series, Marshall Aggregate Bond Fund, Marshall Core Plus Bond Fund, Marshall Corporate Income Fund, Marshall Emerging Markets Equity Fund, Marshall Government Income Fund, Marshall Government Money Market Fund, Marshall Intermediate Tax-Free Fund, Marshall International Stock Fund, Marshall Large-Cap Growth Fund, Marshall Large-Cap Value Fund, Marshall Mid-Cap Growth Fund, Marshall Mid-Cap Value Fund, Marshall Prime Money Market Fund, Marshall Short-Intermediate Bond Fund, Marshall Short-Term Income Fund, Marshall Small-Cap Growth Fund and Marshall Tax-Free Money Market Fund (each, a “Fund” and together, the “Funds”). Set forth below are your comments and the Corporation’s responses. As you requested, this letter is being filed via EDGAR correspondence.

1.	Comment: Include a description of the advantages and disadvantages of the proposed change to each Fund’s fundamental investment limitation regarding lending.

Response: Disclosure to this effect has been added to the Proxy Statement.

Ms. Sheila Stout

July 2, 2009

2.	Comment: State whether approval of Proposal 2, modifying a Fund’s fundamental investment limitation regarding lending, and Proposal 3, converting a Fund’s investment objective from fundamental to non-fundamental, for a Fund is contingent upon the approval of that Proposal for all Funds.

Response: Disclosure has been included in the Proxy Statement to clarify that approval of each of Proposal 2 and Proposal 3 by shareholders of a Fund is not contingent upon the approval of such Proposal for all Funds.

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If you have any questions or comments regarding these responses, please contact the undersigned at (312) 609-7796.

Sincerely,

/s/Abigail J. Murray
Abigail J. Murray

cc:	Mr. John M. Blaser
Ms. Maureen A. Miller